EXHIBIT 21

Subsidiaries of the Registrant

	State of	Names Under Which	Level of
Name	Incorporation	Subsidiary Does Business	Ownership

HF Enterprises, Inc.	Delaware	HF Enterprises	100%

HF Resources, Inc.	Delaware	HF Resources	100%

HF Merchandising	Delaware	HF Merchandising	100%

Hancock Fabrics of MI, Inc.	Delaware	Hancock Fabrics	100%

Hancock Fabrics, LLC	Delaware	Hancock Fabrics	100%

Hancockfabrics.com, Inc.	Delaware	hancockfabrics.com	100%